Exhibit 99.1

OneSmart International Education Group Limited Announces Unaudited Financial Results for the Fourth Fiscal Quarter and Fiscal Year Ended August 31, 2019

Quarterly results:

New Students Increased by 60.2% Year-over-Year

Average Monthly Enrollments1 Increased by 29.5% Year-over-Year

Net Revenues Increased by 40.4% Year-over-Year

Consumed Class Units Increased by 45.9% Year-over-Year

Full year results:

New Students Increased by 41.3% Year-over-Year

Average Monthly Enrollments1 Increased by 41.2% Year-over-Year

Net Revenues Increased by 39.5% Year-over-Year

Consumed Class Units Increased by 43.3% Year-over-Year

SHANGHAI, November 13, 2019 /PRNewswire/ — OneSmart International Education Group Limited (NYSE: ONE) (“OneSmart” or the “Company”), a leading premium K-12 after-school education service provider in China, today announced its unaudited financial results for the fourth fiscal quarter and fiscal year ended August 31, 2019.

Highlights for the Fourth Fiscal Quarter Ended August 31, 2019

•                      Net revenues increased by 40.4% year-over-year to RMB 1,311.1 million (US$183.3 million)

•                      Net revenues from OneSmart VIP business increased by 34.8% year-over-year to RMB1,047.3 million (US$146.4million)

•                      Net revenues from HappyMath increased by 38.0% year-over-year to RMB161.8 million (US$22.6 million)

•                      Net revenues from FasTrack English increased by 109.9% year-over-year to RMB75.5 million (US$10.6 million)

•                      Monthly average student enrollments1 increased by 29.5% year-over-year to 158,649, of which monthly average student enrollments for OneSmart VIP business, HappyMath and FasTrack English increased by 14.1% , 17.6% and 58.7% from the same period of fiscal year 2018, respectively

•                      Number of learning centers increased to 432 as of August 31, 2019, of which 275 were OneSmart VIP learning centers, 95 were HappyMath learning centers, 51 were FasTrack English learning centers and 11 were Tianjin Huaying learning centers

Highlights for the Fiscal Year Ended August 31, 2019

•                      Net revenues increased by 39.5% year-over-year to RMB3,993.9 million (US$558.2 million)

•                      Net revenues from OneSmart VIP business increased by 31.1% year-over-year to RMB3,167.5 million (US$442.7 million)

•                      Net revenues from HappyMath increased by 43.2% year-over-year to RMB514.2 million (US$71.9 million)

•                      Net revenues from FasTrack English increased by 163.7% year-over-year to RMB192.4 million (US$26.9 million)

1  “Enrollments”, for the purpose of calculation, are to a student who takes at least one class for one subject in a certain period is treated as one enrollment in the same period. Under this methodology, a student taking at least one class for each of two subjects in a certain period is treated as two enrollments in the same period. Since we constantly have students enroll, renew or complete their classes in their own individualized schedules.

Key Financial Results

(In thousands/RMB)

	4Q FY2019	4Q FY2018	% of change
Net revenues	1,311,125	933,559	40.4%
Gross profit	643,992	472,276	36.4%
Operating income	76,359	111,006	-31.2%
Non-GAAP operating income	101,961	137,727	-26.0%
Net income attributable to OneSmart	47,959	82,597	-41.9%
Non-GAAP net income attributable to OneSmart	73,561	109,318	-32.7%

	FY2019	FY2018	% of change
Net revenues	3,993,873	2,862,692	39.5%
Gross profit	1,921,806	1,449,602	32.6%
Operating income	228,539	229,417	-0.4%
Non-GAAP operating income	300,071	375,903	-20.2%
Net income attributable to OneSmart	206,073	245,936	-16.2%
Non-GAAP net income attributable to OneSmart	277,605	392,422	-29.3%

Mr. Steve Zhang, Chairman and Chief Executive Officer of OneSmart, commented, “We are pleased to conclude fiscal year 2019 with robust topline growth and solid financial and operational results, which demonstrated our strong execution despite very challenging regulatory environment. We further strengthened our position in the premium K-12 after school training market. Strong market demand, our premium brand and services quality, and outstanding operational strength helped us continue to gain market shares. As we move forward to the new fiscal year starting September 2019, we will continue to roll out new premium services to improve customer satisfaction, refine our incentive scheme to better motivate our staff, and optimize our operations to ensure profitable growth.

We are in the midst of a fast-growing and constantly changing industry with both opportunities and challenges lying ahead of us. Going forward, we will continue to invest in OneSmart Online and further enhance our premium services by leveraging online-merge-offline (“OMO”) technologies. Fully integrated with our offline services, the recently launched OneSmart Online platform has delivered satisfactory initial operating results. Our new technologies have greatly improved students’ learning interest and customer satisfaction. Our goal is to establish OneSmart Online as the largest online based premium education services platform to better serve the high-end demand through both online and offline channels. We believe that our online strategies will help us expand into lower tier cities in the long run”

The following are key highlights during the fourth fiscal quarter of 2019 and our business development for the fiscal year 2020:

OneSmart VIP business (Premium K-12 1-on-1 training services)

•                      Despite the one-off regulatory impact, mainly some learning center relocation for compliance purpose especially in select cities outside Shanghai, we continued to observe that average monthly enrollment growth exceeded 50% in the following major cities including Suzhou, Chengdu, Changsha, Zhengzhou, Chongqing, Taizhou, Wenzhou, Zhuhai, Ningbo, etc. The one-off regulatory impact already started to normalize;

•                      Net revenues outside Shanghai grew by 53.0% year-over-year and its share of total revenue increased to 45%;

•                      Our newly launched VIP 1-on-1 training services, which is a premium version of our existing VIP programs and supported by OMO technologies, precisely target at super premium market, further strengthen our premium brand image and has received positive feedback from the customers;

•                      Our latest UPC 12.0 (Unique Personalized Coach, our proprietary teaching and service system) further improves our existing VIP services by upgrading curriculum database and better analyzing teaching and study effectiveness;

•                      Net revenues of International Education program (premium 1-on-1 training services for students attending international schools) grew by 73% year-over-year while average monthly enrollments grew by 189% compared with the same period last year; and

•                      Operating margin excluding HQ’s G&A expenses for the OneSmart VIP business reached 27.9% by Q4, compared with 27.7% for the same period last year.

HappyMath (Premium young children math education programs)

•                      To adapt to the regulatory changes in the area of school admission practices particularly in Shanghai, we have updated our programs to address a broader market demand for young children math education, and increased presence in cities outside Shanghai;

•                      Net revenues in cities outside Shanghai grew by 80.1% and our geographic focus for new capacity will be in cities including Hangzhou, Nanjing, Suzhou, Chengdu, Wuhan, etc. during the new fiscal year;

•                      Integrating IDT 8.0 (Interest Driven Teaching, our latest proprietary HappyMath education system) with cutting-edge OMO technologies, artificial intelligence tools and smart devices, we successfully enhance customers’ satisfaction through more engaged learning experience; and

•                      We also introduced a new HappyMath VIP Program, which is built on our investments in R&D and OMO technologies, and aims to advance math scores while teaching English at the same time to further improve students’ learning outcome.

FasTrack English (Premium young children English education programs)

•                      The business continues to record rapid growth driven by strong market demand and we will continue to focus on cities in Yangtze River Delta to strengthen our advantage position;

•                      Leveraging OMO technologies, we launched live broadcasting program during the workday to help the students prepare and review their courses;

•                      The PIER 5.0 (Positive Innovative English Reinforcement, our latest proprietary innovative English teaching methodology) has integrated cutting-edge technologies of AI and 3D foundation to enhance students engagement and learning outcome; and

•                      Operating margin excluding HQ’s G&A expenses has turned positive during the quarter despite increased R&D investments and rapid capacity expansion and is expected to further improve in the new fiscal year.

Mr. Greg Zuo, OneSmart’s Director, Chief Financial Officer and Chief Strategic Officer added, “We have once again proven our profitable and replicable business model as we delivered another quarter’s strong topline and profitable growth. Our advantages in providing premium education services, lean cost structure and standardized system help drive outstanding economics in our core business, which created substantial entry barriers.

While recording another year of approximately 40% topline growth, we also invested in our future. We have substantially upgraded our education programs with cutting-edge technologies and launched OneSmart Online to better provide premium services to our customers. If excluding the impact of incremental R&D expenses and assuming it grew at the same rate of revenues, our operating margin would have added additional 5.5 percentage points to reach 13.3% for Q4. In addition, we accelerated our capacity expansion during the past two years to establish our national leadership position. We now possess a large portfolio of learning centers in nearly 40 cities in China, laying a solid foundation for future growth and profitability. During fiscal year 2020, we will focus on our core services lines and prioritize the top-20 cities to generate scale and economics. We plan to open much fewer learning centers as we carry out a more balanced capacity expansion plan. We will stick to a highly selective approach in M&A and investments.

We are optimistic about the outlook of our financial positions and profitability in fiscal year 2020 and beyond. With our clear strategy and operational excellence, we are well positioned to create substantial shareholders’ value in the years ahead.”

Recent Development

CEO’s donation of 1.2% of the Company’s Shares to a new Employee ESOP plan

In November 2019, the Company’s Chairman and CEO Steve Zhang has decided to donate 1.2% of the Company’s total share base that he owns to establish a new ESOP incentive scheme called “Superhero Fund” to better motivate the Company’s employees who make outstanding contribution to the future development of the Company. The decision was warmly received by the Company’s Board of Directors. The donated shares are expected to be allocated and distributed during the fiscal year 2020-2023 time period.

Financial Results for the Fourth Fiscal Quarter Ended August 31, 2019

Net Revenues

Net revenues were RMB1,311.1 million (US$183.3 million), an increase of 40.4% from RMB933.6 million during the same period last year. The increase was mainly attributable to the growth of average monthly enrollments, improved utilization and increased unit prices. Average monthly enrollments increased by 29.5% year-over-year to 158,649.

Operating Costs and Expenses

Operating costs and expenses for the quarter were RMB1,234.8 million (US$172.6 million), an increase of 50.1% from RMB822.6 million during the same period last year. Non-GAAP operating costs and expenses, which excludes share-based compensation expenses, were RMB1,209.2 million (US$169.0 million), an increase of 51.9% from RMB795.8 million during the same period last year.

•                      Cost of revenues increased by 44.6% year-over-year to RMB667.1 million (US$93.2 million). We increased teacher compensation to attract more experienced teachers and added rental costs to support relocation of some of our learning centers for regulatory compliance purpose;

•                      Selling and marketing expenses increased by 34.1% year-over-year to RMB259.9 million (US$36.3 million). Non-GAAP selling and marketing expenses, which excludes share-based compensation expenses, were RMB259.9 million (US$36.3 million), an increase of 34.4% from RMB193.5 million during the same period last year. The increase was as a result of sales and marketing activities to support new student enrollments growth and adoption of more effective sales and marketing channels;

•                      General and administrative expenses increased by 83.7% year-over-year to RMB307.7 million (US$43.0 million). Non-GAAP general and administrative expenses, which excludes share-based compensation, were RMB282.1 million (US$39.4 million), an increase of 100.0% from RMB141.1 million during the same period last year. The increase was primarily due to a rise in R&D developments of education technology, teaching systems and curriculum materials associated with both our premium offline business and newly launched online business. We also incurred fair amount of general and administrative expenses to comply with the new regulatory standards, to support the openings of learning centers.

Total share-based compensation expenses, which were allocated to related operating expenses, were RMB25.6 million (US$3.6 million) in the fourth fiscal quarter of 2019, compared with RMB 26.7 million in the same period of the prior fiscal year.

Operating Income and Operating Margin

Operating income for the quarter was RMB76.4 million (US$10.7 million), a decrease of 31.2% year-over-year from RMB111.0 million in the same period of the prior fiscal year. Non-GAAP operating income, which excludes shared-based compensation, was RMB102.0 million (US$14.3 million), a decrease of 26.0% year-over-year from RMB137.7 million during the same period of the prior fiscal year. The decrease was mainly due to the rise of selling and marketing expenses and general and administrative expenses to comply with new regulatory standards, invest in R&D on new products, and support center openings.

Operating margin for the quarter was 5.8%, compared with 11.9% in the same period of the prior fiscal year. Non-GAAP operating margin was 7.8%, compared with 14.8% during the same period last year. If excluded the financial impact of new centers opened in last 12 months (FY18Q4-FY19Q3), non-GAAP Operating Margin would have been 11.4% for the FY19Q4 quarter.

Other income, which mainly represents government subsidies and other gains, was RMB17.0 million (US$2.4 million), compared with RMB15.5 million during the same period last year.

Income tax expense was RMB31.0 million (US$4.3 million), compared with RMB43.9 million during the same period last year.

Net Income- Attributable to OneSmart

Net income attributable to OneSmart was RMB 48.0 million (US$6.7 million), compared with net income of RMB82.6 million during the same period last year. Non-GAAP net income attributable to OneSmart was RMB73.6 million (US$10.3 million), compared with RMB109.3 million during the same period last year. The decrease was mainly due to the rise of selling and marketing expenses, general and administrative expenses, and interest expenses as a result of the increased balance of bank borrowings.

Capital Expenditures

Capital expenditures for the fourth fiscal quarter of 2019 were RMB76.2 million (US$10.6 million), an increase of RMB11.2 million from RMB65.0 million in the fourth fiscal quarter of 2018. The increase was mainly due to the payments of leasehold improvements.

Financial Position

As of August 31, 2019, the Company had cash and cash equivalents of RMB1,377.4 million (US$192.5 million) and short-term investments of RMB454.4 million (US$63.5 million).

OneSmart’s prepayments from customers balance, which represents cash collected from enrolled students for courses and recognized proportionately as the training sessions are delivered, was RMB2,161.9 million (US$302.2 million) at the end of the fourth fiscal quarter of 2019, an increase of 8.5% from RMB1,991.6 million at the end of the fourth fiscal quarter of 2018.

Cash Flow

Net cash provided by operating activities in the fourth fiscal quarter of 2019 was RMB155.2 million (US$21.7 million).

Net cash used in investing activities in the fourth fiscal quarter of 2019 was RMB51.0 million (US$7.1 million).

Net cash used in financing activities in the fourth fiscal quarter of 2019 was RMB93.5 million (US$13.1 million).

Financial Results for Fiscal Year Ended August 31, 2019

For fiscal year 2019, OneSmart reported net revenues of RMB3,993.9 million (US$558.2 million), representing a 39.5% increase year-over-year.

Average monthly enrollments in fiscal year 2019 increased by 41.2% to approximately 158,346.

Operating costs and expenses for fiscal year 2019 were RMB3,765.3 million (US$526.3 million), a 43.0% increase year-over-year. Non-GAAP operating costs and expenses for fiscal year 2019, which excluded share-based compensation expenses, were RMB3,693.8 million (US$516.3 million), representing a 48.5% increase year-over-year.

Cost of revenues increased by 46.6% year-over-year to RMB2,072.1 million (US$289.6 million).

Selling and marketing expenses increased by 38.3% year-over-year to RMB 816.7 million (US$114.1 million). Non-GAAP selling and marketing expenses, which excludes share-based compensation expenses, were RMB815.8 million (US$114.0 million), an increase of 38.6% from RMB588.5 million during the same period last year.

General and administrative expenses increased by 39.2% year-over-year to RMB876.6 million (US$122.5 million). Non-GAAP general and administrative expenses, which excludes share-based compensation, were RMB806.0 million (US$112.7 million), an increase of 66.1% from RMB485.2 million during the same period last year.

Operating income for the fiscal year 2019 was RMB228.5 million (US$31.9 million), representing a 0.4% decrease year-over-year. Non-GAAP operating income for fiscal year 2019 was RMB300.1 million (US$41.9 million), representing a 20.2% decrease year-over-year.

Operating margin for fiscal year 2019 was 5.7%, compared to 8.0% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses for fiscal year 2019, was 7.5%, compared to 13.1% for the same period of the prior fiscal year.

Net income attributable to OneSmart for fiscal year 2019 was RMB206.1 million (US$28.8 million), representing a 16.2% decrease year-over-year. Non-GAAP net income attributable to OneSmart for fiscal year 2019 was RMB277.6 million (US$38.8 million), representing a 29.3% decrease year-over-year.

Outlook for Fiscal Year 2020

Based on our current estimates, net revenues for fiscal year 2020 are expected to be between RMB4,992.3 million (US$697.8 million) and RMB5,192.0 million (US$725.7 million), an increase of 25% to 30% from fiscal year 2019. This outlook represents OneSmart’s current and preliminary view, which is subject to change.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at the noon buying rate on Aug 31, 2019, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB7.1543 to US$1.00.

Conference Call Information

OneSmart’s management will hold an earnings conference call at 8:00 AM on November 13, 2019, U.S. Eastern Time (9:00 PM on the same day Beijing/Hong Kong Time).

Dial-in numbers for the live conference call are as follows:

International	1-412-902-4272
China	4001-201-203
US	1-888-346-8982
Hong Kong	800-905-945
Passcode	OneSmart

A telephone replay of the call will be available after the conclusion of the conference call through November 20, 2019.

Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088
U.S. Toll Free	1-877-344-7529
Passcode:	10130364

Additionally, a live and archived webcast of this conference call will be available at http://www.onesmart.investorroom.com/.

About OneSmart

Founded in 2008 and headquartered in Shanghai, OneSmart International Education Group Limited is a leading premium K-12 education company in China. Since commencement of our business, our vision is to build the most trusted “Third Classroom” outside of home and school and our mission is to bring out the utmost learning power in each student by cultivating his or her study motivation, capability and perseverance, and enable our students to pursue their life-long success. Our company culture is centered on the core values of customer focus, execution, innovation and teamwork.

The Company has built a comprehensive premium K-12 education platform that encompasses OneSmart VIP business (Premium K-12 1-on-1 training services), HappyMath (Premium math education programs), and FasTrack English (Premium English education programs). As of August 31, 2019, OneSmart operates a nationwide network of 432 learning centers across 35 cities in China.

For more information on OneSmart, please visit http://www.onesmart.investorroom.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. OneSmart may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about OneSmart’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: OneSmart’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to penetrate premium K-12 after-school education services market; diversify and enrich our education offerings; enhance the development and management of our teacher team and teaching materials; competition in our industry in China; its ability to maintain and expand online education presence; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect our students’ information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and OneSmart does not undertake any obligation to update such information, except as required under applicable law.

Non-GAAP Financial Measures

In evaluating its business, OneSmart considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating income, non-GAAP net income attributable to OneSmart. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

OneSmart believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. OneSmart believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to OneSmart’s historical performance and liquidity. OneSmart computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. OneSmart believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For more information, please contact:

OneSmart

Ms. Rebecca Shen

+86-21-5255-9339 ext. 8139

E-mail: ir@onesmart.org

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of	As of	As of
	August 31,	August 31,	August 31,
	2018	2019	2019
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,410,747	1,377,448	192,534
Short-term investments	815,854	454,426	63,518
Prepayments and other current assets	252,964	578,787	80,900
Total current assets	2,479,565	2,410,661	336,952

Non-current assets:
Property and equipment, net	449,990	567,987	79,391
Intangible assets, net	112,119	168,622	23,569
Long-term investments	484,103	1,487,638	207,936
Goodwill	372,077	815,052	113,925
Deferred tax assets	37,455	91,666	12,813
Amounts due from related parties	16,500	18,750	2,621
Other non-current assets	251,118	510,697	71,383
Total non-current assets	1,723,362	3,660,412	511,638

Total assets	4,202,927	6,071,073	848,590

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan (including short-term loan of the consolidated VIEs without recourse to the Group of nil and RMB249,876 (US$34,927) as of August 31, 2018 and August 31, 2019, respectively)	—	249,876	34,927
Long-term loan, current portion (including long-term loan, current portion of the consolidated VIEs without recourse to the Group of RMB45,000 and RMB71,820 (US$10,039) as of August 31, 2018 and August 31, 2019, respectively)	45,000	71,820	10,039
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB548,408 and RMB754,066 (US$105,400) as of August 31, 2018 and August 31, 2019, respectively)	579,533	816,392	114,110
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to the Group of RMB33,809 and RMB76,199(US$10,651) as of August 31, 2018 and August 31, 2019, respectively)	45,291	91,296	12,761
Prepayments from customers (including prepayments from customers of the consolidated VIEs without recourse to the Group of RMB1,991,647 and RMB2,161,801 (US$302,168) as of August 31, 2018 and August 31, 2019, respectively)	1,991,647	2,161,850	302,175
Total current liabilities	2,661,471	3,391,234	474,012

Non-current liabilities:
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of RMB23,528 and RMB55,541 (US$7,763) as of August 31, 2018 and August 31, 2019, respectively)	23,528	55,541	7,763
Long-term loan (including long-term loan of the consolidated VIEs without recourse to the Group of RMB405,000 and RMB376,380 (US$52,609) as of August 31, 2018 and August 31, 2019, respectively)	405,000	1,345,754	188,104
Unrecognized tax benefit (including liability for unrecognized tax benefit of the consolidated VIEs without recourse to the Group of RMB17,345 and RMB25,828 (US$3,610) as of August 31, 2018 and August 31, 2019, respectively)	17,685	29,630	4,142
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Group of nil and RMB43,440 (US$6,072) as of August 31, 2018 and August 31, 2019, respectively)	—	91,441	12,781
Total non-current liabilities	446,213	1,522,366	212,790

Total liabilities	3,107,684	4,913,600	686,802

Commitments and contingencies

Shareholders’ equity:
Class A ordinary shares (US$0.000001 par value; 37,703,157,984 shares authorized; 4,220,365,545 issued and outstanding as of August 31, 2018 and 4,130,253,827 issued and outstanding as of August 31, 2019, respectively)	26	26	4
Class B ordinary shares (US$0.000001 par value; 2,296,842,016 and 2,296,842,016 issued and outstanding as of August 31, 2018 and August 31, 2019, respectively)	16	16	2
Treasury stock	—	(203,760)	(28,481)
Additional paid-in capital	5,426,503	5,501,992	769,047
Statutory reserves	4,272	7,080	990
Accumulated deficits	(4,535,042)	(4,339,449)	(606,551)
Accumulated other comprehensive income	128,900	126,445	17,674
Total OneSmart International Education Group Limited shareholders’ equity	1,024,675	1,092,350	152,685
Non-controlling interests	70,568	65,123	9,103
Total shareholders’ equity	1,095,243	1,157,473	161,788

Total liabilities, non-controlling interests and shareholders’ equity	4,202,927	6,071,073	848,590

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands)

	For the three months ended August 31,			For the year ended August 31,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)

Net revenues	933,559	1,311,125	183,264	2,862,692	3,993,873	558,248
Cost of revenues	(461,283)	(667,133)	(93,249)	(1,413,090)	(2,072,067)	(289,625)
Gross profit	472,276	643,992	90,015	1,449,602	1,921,806	268,623

Operating expenses:
Selling and marketing (Note 1)	(193,788)	(259,915)	(36,330)	(590,589)	(816,658)	(114,149)
General and administrative (Note 1)	(167,482)	(307,718)	(43,012)	(629,596)	(876,609)	(122,529)
Total operating expenses	(361,270)	(567,633)	(79,342)	(1,220,185)	(1,693,267)	(236,678)
Operating income	111,006	76,359	10,673	229,417	228,539	31,945

Interest income	2,245	12,050	1,684	23,824	28,812	4,027
Interest expense	(5,051)	(20,596)	(2,879)	(18,660)	(60,637)	(8,476)
Other income	15,470	17,042	2,382	89,320	82,836	11,578
Other expenses	(1,345)	(14,908)	(2,084)	(4,428)	(15,738)	(2,200)
Foreign exchange (loss)/gains	(1,375)	386	54	(1,168)	(138)	(19)
Income before income tax and share of net income from equity investees	120,950	70,333	9,830	318,305	263,674	36,855

Income tax expense	(43,873)	(31,017)	(4,335)	(108,479)	(108,441)	(15,157)
Income before share of net (loss)/income from equity investees	77,077	39,316	5,495	209,826	155,233	21,698

Share of net (loss)/income from equity investees	(2,337)	(19,860)	(2,776)	4,630	(28,325)	(3,959)

Net income	74,740	19,456	2,719	214,456	126,908	17,739

Add: Net loss attributable to non-controlling interests	7,857	28,503	3,984	31,480	79,165	11,065

Net income attributable to OneSmart’s shareholders	82,597	47,959	6,703	245,936	206,073	28,804

Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the three months ended August 31,			For the year ended August 31,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)

Selling and marketing	316	(16)	(2)	2,113	906	127
General and administrative	26,405	25,618	3,581	144,373	70,626	9,872
Total	26,721	25,602	3,579	146,486	71,532	9,999

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands)

	For the three months ended August 31,			For the year ended August 31,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)

Net income	74,740	19,456	2,719	214,456	126,908	17,739
Other comprehensive income:
Unrealized (loss)/gain on available-for-sale investments, net of tax	(489)	(75,662)	(10,576)	23,319	(26,022)	(3,637)
Foreign currency translation adjustment	80,940	(1,032)	(144)	86,457	1,181	165

Comprehensive income/(loss)	155,191	(57,238)	(8,001)	324,232	102,067	14,267
Add: Comprehensive loss attributable to non-controlling interests	7,857	28,503	3,984	31,480	79,165	11,065

Comprehensive income/(loss) attributable to OneSmart’s shareholders	163,048	(28,735)	(4,017)	355,712	181,232	25,332

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(Amounts in thousands)

	For the three months ended August 31,			For the year ended August 31,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)

Selling and marketing expenses	193,788	259,915	36,330	590,589	816,658	114,149
Share-based compensation expense in selling and marketing expenses	316	(16)	(2)	2,113	906	127
Non-GAAP selling and marketing expenses	193,472	259,931	36,332	588,476	815,752	114,022
General and administrative expenses	167,482	307,718	43,012	629,596	876,609	122,529
Share-based compensation expense in general and administrative expenses	26,405	25,618	3,581	144,373	70,626	9,872
Non-GAAP general and administrative expenses	141,077	282,100	39,431	485,223	805,983	112,657

Operating costs and expenses	822,553	1,234,766	172,591	2,633,275	3,765,334	526,303
Share-based compensation expense in operating costs and expenses	26,721	25,602	3,579	146,486	71,532	9,999
Non-GAAP operating costs and expenses	795,832	1,209,164	169,012	2,486,789	3,693,802	516,304

Operating income	111,006	76,359	10,673	229,417	228,539	31,945
Share-based compensation expenses	26,721	25,602	3,579	146,486	71,532	9,999
Non-GAAP operating income	137,727	101,961	14,252	375,903	300,071	41,944

Net income attributable to OneSmart’s shareholders	82,597	47,959	6,703	245,936	206,073	28,804
Share-based compensation expenses	26,721	25,602	3,579	146,486	71,532	9,999
Non-GAAP net income attributable to OneSmart	109,318	73,561	10,282	392,422	277,605	38,803